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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)
                                           --


                         STYLING TECHNOLOGY CORP.
                          -----------------------
                             (Name of Issuer)

                               Common Stock
                               ------------
                      (Title of Class of Securities)

                                 863905105
                                ----------
                              (CUSIP Number)

                             December 31, 2000
                             -----------------
          (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP 863905105             SCHEDULE 13G                   Page 2 of 6



 1    Name of Reporting Person                WENTWORTH, HAUSER & VIOLICH

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization      California, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each Reporting Person     0

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        IA


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CUSIP 863905105             SCHEDULE 13G                   Page 3 of 6

 1    Name of Reporting Person         LAIRD NORTON FINANCIAL GROUP, INC.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization      Washington, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each Reporting Person     0

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        HC


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CUSIP 863905105             SCHEDULE 13G                   Page 4 of 6

Item 1(a).     Name of Issuer.

          Styling Technology Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices.

          7400 East Tierra Buena Lane
          Scottsdale, AZ 85260

Item 2(a).     Names of Persons Filing.

          Wentworth, Hauser & Violich ("Wentworth").

          Laird Norton Financial Group, Inc. ("LNFG")

Item 2(b).     Address of Principal Business Office or, if none, Residence.

          The Address of Wentworth is:
           333 Sacramento Street
           San Francisco, CA  94111

          The Address of LNFG is:
           Laird Norton Financial Group, Inc.
           801 Second Ave., Suite 1600
           Seattle, WA  98104

Item 2(c).     Citizenship.

          United States.

Item 2(d).     Title of Class of Securities.

          Common Stock

Item 2(e).     CUSIP Number.

          863905105

Item 3.   Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange
          Act.

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CUSIP 863905105             SCHEDULE 13G                   Page 5 of 6

          (c)[ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 .

          (e)[X] An investment adviser in accordance with Rule 13d-
             1(b)(1)(ii)(E);

          (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g)[x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ;

          (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          LNFG is the parent holding company of Wentworth. Wentworth is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.
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CUSIP 863905105             SCHEDULE 13G                   Page 6 of 6

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

               By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           WENTWORTH, HAUSER & VIOLICH



                           By:  /s/Bradford Hall
                                --------------------------
                               Bradford Hall, Vice President
DATED:  March 26, 2001
                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           LAIRD NORTON FINANCIAL GROUP, INC.



                           By  /s/Michael Ringger
                               -----------------------------
                               Michael Ringger, Chief Financial Officer


DATED:  March 26, 2001